Exhibit 99.1

BROOKFIELD RENEWABLE

RESTRICTED UNIT PLAN

Amended and Restated as of January 30, 2026

BROOKFIELD RENEWABLE

RESTRICTED UNIT PLAN

SECTION 1. GENERAL PROVISIONS

1.1	Purpose

The purpose of the Plan is to: (i) provide Eligible Persons with compensation that will align their long-term interests with those of BEP’s unitholders; (ii) encourage Eligible Persons to remain with Brookfield Renewable; and (iii) attract new employees and officers.

1.2	Definitions

The following terms, when used in the Plan, shall have the respective meanings set forth below:

(a)

“Affiliate” means with respect to an entity, any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

(b)	“Award Agreement” has the meaning set out in Section 2.3(c).

(c)

“Award Date” means (i) in the case of a grant of Restricted Units approved during a Blackout Period, the sixth trading day after the date on which the Blackout Period ends, and (ii) in the case of all other grants of Restricted Units, the sixth trading day after the date such awards are approved, provided, in each case, that if a subsequent Blackout Period is imposed prior to the Award Date, the Award Date shall be deferred until the sixth trading day after the date on which such subsequent Blackout Period ends.

(d)	“BEP” means Brookfield Renewable Partners L.P., a Bermuda exempted limited partnership.

(e)	“BEPC” means Brookfield Renewable Corporation.

(f)

“Blackout Period” means the period imposed by BEP, during which specified individuals, including insiders of BEP, may not trade in Units (including, for greater certainty, where specific individuals are restricted from trading because they have material non-public information).

(g)	“BRELP” means Brookfield Renewable Energy L.P.

(h)	“BRHC” means Brookfield Renewable Holdings Corporation.

(i)

“Brookfield Renewable” means BEP and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, taken together, or any one or more of them, as context requires.

(j)	“Cause” means:

(i)	A Participant’s willful failure or refusal to perform his or her employment duties after being given notice and a reasonable opportunity to remedy such failure or refusal;

(ii)	A Participant’s gross misconduct in connection with the Participant’s employment;

(iii)	A Participant’s act of dishonesty or breach of trust in connection with the Participant’s employment;

(iv)	A Participant’s conviction of, or a plea of guilty or no contest to, any indictable criminal offence or any other criminal offence involving fraud, dishonesty or misappropriation;

(v)

A Participant’s conduct which is likely to injure the reputation or business of Brookfield Renewable, including, without limitation, any breach of the Code of Business Conduct and Ethics of Brookfield Renewable or the willful violation by the Participant of any of Brookfield Renewable’s policies;

(vi)	A Participant’s breach of confidentiality, non-solicitation or non-competition obligations; or

(vii)	Any other conduct of a Participant which would be treated as cause and/or serious misconduct under the laws of the jurisdiction in which the termination occurs.

(k)	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

(l)	“Committee” means the Nominating and Governance Committee of the board of directors of the general partner of BEP.

(m)

“Custodial Restricted Unit Account” means the account maintained for each Participant which is a separate, personal, custodial account for each Participant outside of the Trust and to which Vested Restricted Units of a Participant are allocated pursuant to Section 2.3(e). Such account shall be maintained in the jurisdiction in which the Participant resides except as otherwise determined by the Committee.

(n)	“Custodian” means such entity as appointed by the Committee from time to time to act as custodian of the Custodial Restricted Unit Accounts.

(o)	“Eligible Person” has the meaning set out in Section 2.1.

(p)	“Employer” means the entity that employs a Participant (or that employed the Participant immediately prior to his or her Termination Date).

(q)	“Hold Date” means, unless otherwise determined by the Committee, the Vesting Date.

(r)

“Holding Entities” means LATAM Holdco, NA Holdco, and Euro Holdco, and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.

(s)	“Management” means any officer or other member of management of Brookfield Renewable, as determined by the Committee in its sole discretion.

(t)	“NYSE” means The New York Stock Exchange, or successor thereto.

(u)

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships, and consortium arrangements.

(v)	“Participant” means an Eligible Person who participates in the Plan.

(w)

“Participant Account” means the account maintained for each Participant which is a separate, personal, custodial account for each Participant in the Trust and to which unvested Restricted Units of a Participant are allocated pursuant to Section 2.3(e).

(x)	“Plan” means this Brookfield Renewable Restricted Unit Plan, as amended or restated from time to time.

(y)	“Purchase Expenses” means brokerage commissions, transfer taxes and other charges or expenses on the purchase of Units.

(z)	“Resignation” means that the Participant has resigned from his or her employment with the Employer.

(aa)	“Restricted Unit” means a Unit awarded to a Participant on the terms contained in this Plan.

(bb)

“Restricted Unit Allotment Price” means, unless otherwise determined by the Committee, the volume weighted average price of a Unit on the NYSE for the five trading days immediately preceding the Award Date.

(cc)	“Retirement” means the resignation of a Participant who is determined by the Employer, in its discretion, to be retiring.

(dd)	“Sale Expenses” means brokerage commissions, transfer taxes and other charges or expenses on the sale or exchange of Units.

(ee)	“Termination Date” means, unless otherwise determined by the Committee, the last day of a Participant’s active employment with the Employer as further clarified below:

(i)

in the event a Participant’s employment is terminated by the Employer for any reason, the last day of active employment will be the date and time notice of termination is delivered to the Participant and will not include any period of statutory or reasonable notice, deemed employment, pay in lieu of notice or salary continuance provided or required to be provided by the Employer to the Participant;

(ii)

in the event of a continuous leave of absence (including for disability), the last day of active employment will be the earlier of the date of termination of employment and one (1) year from the start of the Participant’s leave, unless otherwise required by law;

(iii)	in the event of the Participant’s Resignation or Retirement, the date that is designated by the Employer as the last day of the Participant’s active employment with the Employer; and

(iv)	in the event of the Participant’s death, the last day of active employment means the date of the Participant’s death.

(ff)	“Trust” means the trust established pursuant to the Trust Agreement.

(gg)	“Trust Agreement” means the employee plan trust agreement between BEP and the Trustee and as the same may be amended, supplemented or restated from time to time.

(hh)	“Trustee” means such entity as appointed by the Committee from time to time to act as Trustee.

(ii)	“Unit” means a publicly-traded non-voting limited partnership unit of BEP.

(jj)	“Vest, Vesting or Vested” means the Vesting Date has occurred.

(kk)	“Vesting Date” has the meaning set out in Section 2.5.

Words importing the singular number only shall include the plural and vice versa and words importing a gender include all genders.

1.3	Administration

(a)	The Plan shall be administered by the Committee with Brookfield Renewable being responsible for all costs relating to the administration of the Plan other than the Sale Expenses.

(b)

The Committee is authorized, subject to the provisions of the Plan, to (i) grant Restricted Units to Eligible Persons; (ii) determine the terms, limitations, restrictions and conditions upon such grants, including vesting and hold periods; (iii) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; (iv) accelerate the Vesting Date for any Restricted Unit at any time; and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable. The Committee’s guidelines, rules, regulations, interpretations, and determinations shall be conclusive and binding upon the Participants, the Employer and all other persons.

(c)

To the extent permitted by applicable law, the Committee may, from time to time, delegate to Management all or any of the powers conferred on the Committee under this Plan. In such event, references to the Committee mean and include Management and Management will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee.

SECTION 2. AWARDS OF RESTRICTED UNITS

2.1	Eligibility

Officers and employees of Brookfield Renewable, who are not resident of Canada, designated by the Committee, are eligible to participate in the Plan (each an “Eligible Person”). The award of Restricted Units to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent grant of Restricted Units.

Restricted Units are granted under this Plan and awarded as follows:

(a)	As elected by a Participant in lieu of a cash bonus payment pursuant to Section 2.2;

(b)	As elected by BEP in lieu of a cash bonus payment to the Participant;

(c)	Additional discretionary compensation; or

(d)	An incentive for joining BEP or its Affiliates.

2.2	Election by Participants to receive a Bonus Payment in Cash or Restricted Units

At the sole discretion of the Committee, Participants may, from time to time, have the opportunity for a particular year to elect to receive all or a portion of the bonus to which they may be entitled, in the form of Restricted Units. Such election, if any, shall be made in accordance with BEP’s policies from time to time.

2.3	Allotment of Restricted Units

(a)	Restricted Units will be allocated pursuant to Section 2.1 above.

(b)

The number of Restricted Units to be allocated to each Participant will be calculated based on the dollar value of the amount allocated to the Plan for Restricted Units pursuant to Section 2.1 divided by the Restricted Unit Allotment Price. Bonus awards will be converted to US dollars, as applicable, using the average exchange rate for the five trading days preceding the Award Date.

(c)

As soon as practicable after determining the number of Restricted Units and any terms and conditions of the Restricted Units to be granted to a Participant, the Committee shall cause an agreement in writing to be given to the Participant advising the Participant as to the number of Restricted Units, the Restricted Unit Allotment Price, the deemed value for tax reporting (if applicable and if different from the Restricted Unit Allotment Price) and any terms and conditions pertaining to the Restricted Units granted to the Participant under the Plan or as determined by the Committee from time to time in such form as may be approved by the Committee from time to time (the “Award Agreement”). The grant of Restricted Units is conditional on the Participant signing the Award Agreement. The Plan will prevail over the Award Agreement to the extent of any inconsistency, unless otherwise provided for in the Award Agreement.

(d)

As soon as practicable after determining the number of Restricted Units to be granted to a Participant, BEP or an Affiliate shall transfer or cause to be transferred to the Trustee (i) sufficient Units purchased pursuant to BEP’s normal course issuer bid, or (ii) sufficient funds to allow the Trustee to purchase the Units. Upon receipt of such funds, the Trustee shall purchase Units. All purchases by the Trustee shall be at the Trustee’s sole discretion, and the Trustee shall control the time, amount and manner of all purchases of Units. The Trustee shall purchase Units through the facilities of any stock market or exchange where the Units are normally listed or sold. BEP or an Affiliate will pay all the Purchase Expenses associated with the purchase of Restricted Units. The Participant will pay all the Sale Expenses associated with the disposition of Restricted Units.

(e)

Restricted Units granted to a Participant shall be credited to the Participant’s Account following the acquisition of the Units by the Trust and the application of the terms and conditions determined pursuant to Section 2.3(c) to the Restricted Units. Upon Vesting the Restricted Units shall be transferred to the Participant’s Custodial Restricted Unit Account.

(f)	Any income earned in the Trust will be distributed to BEP or its Affiliates in the same calendar year in which it is received by the Trust.

2.4	Distributions

Except as otherwise set out in an Award Agreement, any distributions paid on the Units will be treated as follows:

(a)

Unvested Units. The Trustee shall distribute to a Brookfield Renewable entity the value of any distributions on any unvested Restricted Units in cash, less applicable withholding taxes, in accordance with local jurisdictions and tax legislation. The Employer will then distribute the value of any distributions on unvested Restricted Units in cash to the applicable Participant, less applicable withholding taxes, in accordance with local jurisdictions and tax legislation. In the event the Termination Date of a Participant occurs prior to the Vesting Date of the Restricted Units, the value of such distributions received in respect of the unvested Restricted Units shall be subject to a clawback.

(b)

Vested Units. The Participant shall receive the value of any distributions, less applicable withholding taxes associated with the distribution, in accordance with local jurisdictions and tax legislation.

2.5	Vesting of Restricted Units

Except as otherwise determined by the Committee, Restricted Units received in lieu of a Participant’s cash bonus pursuant to Section 2.1(a) will Vest immediately and all other Restricted Units will Vest in equal installments of 20% on each of the first through fifth anniversaries of the date of grant unless otherwise specified in the Award Agreement (the “Vesting Date”). Restricted Units are held by the Custodian and remain subject to the restrictions under this Plan and the Award Agreement until the Hold Date.

2.6	Change in Employment Status

Except as otherwise determined by the Committee:

(a)

If a Participant is terminated by the Employer for Cause, all Restricted Units which have not Vested as of the Termination Date and all Vested Restricted Units for which the Hold Date has not occurred as of the Termination Date will be forfeited as of the Termination Date, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

(b)

In all other cases of cessation of employment, all Restricted Units which have not Vested on the Termination Date will be forfeited as of the Termination Date, and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal and all Restricted Units which have Vested on the Termination Date will remain subject to the terms of the Plan until the Hold Date.

2.7	Forfeiture of Restricted Units

On the forfeiture of Restricted Units pursuant to this Section, the Units comprising the Restricted Units shall be returned to the Trustee who may either sell such Units on the market and pay the proceeds of such sale to BEP or distribute the Units to BEP, an Affiliate, or another Participant.

SECTION 3. GENERAL

3.1	No Right to Service

Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained in the service of Brookfield Renewable. Nothing in the Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s Termination Date (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Participant’s common law or civil law rights to the Restricted Units, and other property hereunder during any reasonable notice period including any rights to compensation for the loss, or continued vesting, of the Restricted Units during any reasonable notice period may be limited or removed under the Plan.

3.2	No Liability for Decrease in Value of Units

BEP, and its Affiliates, and their directors and officers, shall not be liable to any Participant, beneficiary or legal representative of a Participant for any decrease in the value of a Restricted Unit that may occur for any reason.

3.3	Transferability of Awards

In no event may the rights or interests of a Participant be assigned, encumbered or transferred except:

(a)	To the extent that rights may pass to a beneficiary or legal representative of a Participant pursuant to the terms of the Plan upon the death of a Participant;

(b)	As expressly approved by the Committee; or

(c)	After the Hold Date.

3.4	Currency

Amounts under this Plan are denominated in U.S. dollars.

3.5	Withholding Taxes

As a condition of the delivery of any Restricted Units or cash pursuant to the Plan or the lifting or lapse of restrictions on any Restricted Units, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of Brookfield Renewable relating to an award:

(a)

Unless otherwise instructed by the Participant, the Employer shall deduct or withhold (or cause to be deducted or withheld) the relevant tax from any payment or distribution to the Participant, whether or not pursuant to the Plan;

(b)

The Employer shall be entitled to require that the Participant remit cash to the Employer (through payroll deduction or otherwise) equivalent to the value of the relevant tax required to be withheld; or

(c)	The Employer may enter into any other suitable arrangements to withhold, in each case, in an amount sufficient in the opinion of the Employer to satisfy such withholding obligation.

The Trustee or Custodian shall withhold from payments under this Plan, if any, or may sell Units held in a Participant’s Custodial Restricted Unit Account and use the proceeds to pay all amounts required to be withheld or remitted pursuant to applicable laws as determined by the Employer in its sole discretion, to the extent the Participant does not remit such amounts to the Trustee on or before the applicable date.

Notwithstanding the foregoing, a Participant may elect to satisfy all or part of his or her withholding or income tax obligation by having BEP withhold a portion of any Restricted Units that he or she was previously awarded and have now Vested. Such Restricted Units shall be valued at the average price at which such Restricted Units are sold in the open market.

3.6	Successors and Assigns

The Plan shall be binding on all successors and assigns of BEP and a Participant, including without limitation, the beneficiary or legal representative of such Participant, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

3.7	Severability

If any provision of the Plan or part thereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

3.8	Assumption or Substitution

In the event of a reorganization or change of control of BEP, or the amalgamation, merger or combination of BEP with or into another entity, or the payment of a special or extraordinary distribution, the Committee shall make such provision for the protection of the rights of Participants, if any, as the Committee in its discretion deems appropriate.

3.9	Amendment or Termination

The provisions of this Plan may be amended at any time and from time to time by the Committee. However, except as expressly set forth herein, no action of the Committee may materially and adversely alter or impair the rights of a Participant without the consent of the affected Participant. The Committee may, from time to time, in its sole discretion, suspend or terminate the Plan in whole or in part. If the Plan is so suspended or terminated, no further Restricted Units shall be granted but the Restricted Units then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

3.10	Governing Law

The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by and interpreted and construed in accordance with the laws of the State of New York.

3.11	Voting

The Participant is the owner of the Units comprising the Restricted Units and so is entitled to exercise any voting rights and all other rights attaching to the ownership of Units, subject to the restrictions set out in this Plan. Except as otherwise determined by the Committee, while the Restricted Units remain unvested, Participants are not entitled to vote in respect of those unvested Restricted Units.

3.12	Section 83 Election

Each Participant agrees to notify BEP and the applicable Employer in writing if such Participant makes the election provided for in Section 83(b) of the Code with respect to any award of Restricted Units and to provide a copy of such election to BEP and the applicable Employer promptly after such election is filed with the U.S. Internal Revenue Service.

3.13	Section 409A

Compensation paid or deemed paid under this Plan to Participants who are subject to U.S. federal tax is intended to avoid the imposition of any additional taxes or penalties under Section 409A of the Code, and the Plan and all Award Agreements shall be construed and interpreted to preserve the intended tax consequences of the Plan. If the Committee determines that an award, Award Agreement, payment, distribution, or any other action contemplated by the provisions of the Plan would, if undertaken, cause a Participant to become subject to any additional taxes or other penalties under Section 409A of the Code, then unless the Committee specifically provides otherwise, such award, Award Agreement, payment, distribution or other action shall not be given effect to the extent it causes such result and the related provisions of the Plan and/or Award Agreement will be deemed modified, or, if necessary, suspended in order to comply with the requirements of Section 409A of the Code to the extent determined appropriate by the Committee, in each case without the consent of or notice to the Participant.

3.14	Approval and Amendments

The Plan was established effective as of January 30, 2025 and was amended and restated as of January 30, 2026.